EXHIBIT A

      EnerShop, Inc. Energy Services and Demand-Side Management Activities
                For Period Ended Calendar Quarter September, 1997

EnerShop, Inc. is an energy services company, providing cost-effective energy management solutions and strategies for commercial and industrial customers, both inside and outside the service territories of the CSW electric operating companies. EnerShop's turn-key energy efficiency and demand-side management solutions include engineering, design specification, equipment installation, project management and financing placement. EnerShop analyzes potential customer's operations and identifies equipment, usage, and other changes that will lower their overall energy bills or provide greater productivity. On most projects EnerShop manages the efforts of several parties, including equipment vendors, engineering firms, and subcontractors. This management allows our customers to look to a sole-source conduit for activities that would otherwise detract from their time and resources.

The following represents EnerShop's activities for the quarter ended September 1997:

1. Provisional Studies and Final Contract Proposals - EnerShop performed energy audits and/or developed energy efficiency proposals for a number of commercial customers. These studies or proposals typically consisted of a facility energy and operational audit, estimates of energy and operational saving opportunities, and associated equipment costs. EnerShop has signed a Letter of Intent with several of these customers and is presently negotiating Implementation Contracts.

EnerShop expects to provide detailed engineering studies and subsequent energy and demand-side management projects for a number of these and other customers in 1997. EnerShop's primary focus today is the commercial business sector in Dallas and Houston, Texas, and the service territories of the four CSW operating companies.